

03 AUG 28 AM 7:21

CHOHUNG BANK

Chohung Bank, 14,Namdaemoon-Ro 1 Ka, Chung-Ku, Seoul, Korea

Facsimile

Date : Aug.28, 2003 Number of pages : 2

To : Ms. Sandra Kinsey
Office of Int'l Corporate Finance
SEC
Tel:202-942-2990
Fax:202-942-9624

From : Gonhahk Lee
IR Dept.
Chohung Bank
Tel : 822-2010-2490
Fax : 822-3700-4923

Subject : Bank's notice



03029588

SUPPL

File Number : 82-4506

Dear Ms. Sandra Kinsey

Enclosed please find the "Bank's notice of Resolution of Extra Ordinary Meeting of Shareholders."

The original copies will be forwarded to you via express mail.

Should you have any questions, please contact me at any time.

Best regards,

dlw 8/28

CHOHUNG BANK



August 27, 2003

NOTICE OF RESOLUTION OF EXTRA ORDINARY MEETING OF SHAREHOLDERS

I, being a duly authorized officer of Chohung Bank, hereby notify the resolution of the Extra Ordinary Meeting of Shareholders.

The following members of the Board of Directors were elected by shareholders;

* Standing Director

Name	Age	Work Experience
Dong Soo Choi	57	Director and Deputy President, Chohung Bank Director, LG Merchant Bank

* Non-Standing Director

Name	Age	Position outside the Bank
Young Hwi Choi	58	CEO & President, Shinhan Financial Group

By : 

Hee-Sung Park
Head of Investor Relations Dept.

C.P.O. Box 2997 · Seoul 100-629, Korea · Phone: 822-733-2000